Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics to Report Second Quarter Financial Results on August 1, 2017

Conference Call Scheduled for 8:30am EDT on Tuesday, August 1st

CAESAREA, Israel, July 19, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, announced today that it will report financial results for the second quarter ended June 30, 2017, before the U.S. markets open on Tuesday, August 1, 2017.

The Company will host a conference call to discuss these results on Tuesday, August 1, 2017, at 8:30 AM EDT (3:30 PM IDT).  Investors within the United States interested in participating are invited to call 1-888-539-3679.   Participants in Israel can use the toll-free dial-in number 1 80 924 6042. All other international participants can use the dial-in number +1 719-325-2322. For all callers, refer to Conference ID 8824893.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-866-375-1919 and reference the Replay Access Code: 8824893. All international callers can dial +1 719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.MazorRobotics.com and select ‘Investor Relations.’

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

Tom Gibson - Financial Media Contact
tom@tomgibsoncommunications.com
201.476.0322

www.MazorRobotics.com